October 31, 2006

Ms. Janice McGuirck
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

RE:    SuperDirectories, Inc. (“Company”)
          Form 10-SB - Amendment #3
          File No. 0-51533

Dear Ms. McGuirck:

           Thank you for your letter dated July 27, 2006 regarding Amendment Number 2 to the Company's Form 10-SB. Concurrent with the filing of Amendment Number 3, we are submitting the Company’s responses to your 68 numbered comments below:

           1. We have added a risk factor relative to the rescission offer and use of Form S-8 at page 11.

           2. Information attached as Exhibit 99.1 to Form 10-SB.

           3. A marked copy of Amendment 3 is attached .

           4. We have removed all references to PLRSA.

           5. We have completely rewritten the section, "Description of Business". Changes are marked on pages 1-7.

           6. The quoted language has been removed.

           7. The many and varied topics and subjects of our directory and its organization by category and topic are best discussed by online reference to our directory and review of the materials displayed there. See Exhibit 99.2 and “Our Business” on page 2. The only known limitation on our search capability is that we can only search the content that we have previously included in our database.

           8. In the human editing process, the editor, a person, selects and decides what to include in our directory. That process is different from an electronic process in that it is more selective and slower. The editing results in inclusion of only that content which the editor can review, select and process. It appears that updating is a slower process in human editing compared to that of automatic updates. Full text search limits the results to items found to contain the full text language of the search entry rather than a single word (“keyword”). Please see the requested language on pages 2 and 3.

           9. The full text search finds websites which have been edited into the database and labeled/tagged/named in accordance with the full text expected to be searched. Those sites are also categorized and organized within the database in a manner which addresses their subject, location, subcategory, etc. A good example is the directory of hotels which contains listings by chain or independent, by City, State, Province. Also, there are subsidiary categories which can be accessed by use of SuperDirectories’ options on queries for searches. A full understanding of the capability and limitations requires a visit to the site, to the listing, and to the tutorials. It is essential to any understanding of SuperDirectories that one visit the site and use it, and that one understand that this is a Searchable Directory and not a search engine. Please see the requested language on page 3.

         10. Statement "we expect to grow to the largest and most complete directory of the Internet" has been deleted.

         11. Our database is a special server machine, accessible only by our personnel and consultants. See page 2

         12. Eventually only "Pay Per Click" websites will be included in our directory. See pages 14 and 15.

         13. Statement that consultants have been trained in specific fields of research has been deleted.

         14. Reference to "strict standards" has been deleted.

         15. Searches are possible by categories, sub-categories, geography and similar modifiers. Language added on page 3.

         16. Management opinion statement has been deleted.

         17. Our revised "Description of Business" section sets forth principal products and markets on pages 2 and 5.

         18. The difference is, as pointed out in several places, SuperDirectories is not a search engine but rather a directory of searchable content.

         19. We are limited in our ability to maintain "authoritative and up to date content" by our use of human editing. See page 2.

         20. See page 16.

         21. No other internet search methods may be used to search our directory and database. See page 5 and the tutorials on our website and Exhibit 99.2.

         22. It is stated that the only thing that can be searched on our directory is our Directory. Once again, we are not a search engine. See page 2.

         23. Improvements are addition of categories and URLs (content) to the directory plus the addition of servers and routers. See page 3.

         24. The acquisition was by simple accounting entries as set forth in Note 3 of the audited financial statements and page 21.

         25. No such agreements exist. Language has been added on page 4 to clarify that statement.

         26. There are no plan or agreements to extend our business beyond what is described in the 10-SB. We intend to pursue referrals; but none are yet in place, and no arrangements have been finalized.

         27. "First and only website on the internet that offers a Human Edited Full Text Directory search" has been deleted.

         28. The Company has not yet produced revenue or offered its product on a commercial basis. Principal among the variables are adoption of a pricing model and satisfaction with the speed of performance. See page 4.

         29. This is a belief of management that the editors now engaged and those additional to be retained will be capable of adding 50,000 categories per day.

         30. Once again, the Company is not a search engine. All owners of presently listed URLs in our database will be asked to pay a fee for continued inclusion. Continued inclusion will be determined on whether or not they pay. See page 5.

         31. We anticipate adopting a marketing program within the next 12 months that will include soliciting payment from owners of URLs continuing to remain in our database.

         32. Statement deleted from marketing section.

         33. Our belief is based upon the fact that management's ongoing survey, search and research of all locatable directories on the internet have not found any competitive directory built on human editing and full text directory search. See page 2.

         34. We presently engage seven editors as independent contractors. There are no written contracts . They are not officer or affiliates of the company or of Mr. Lalonde. See page 6.

         35. Our database may be searched by category, reference name, geography, price and other query options. Our website and tutorials explain in detail the many ways to search our database. See page 7.

         36. Risk factor restored. See responses to Comment 1.

         37. – 39. We have provided a completely revised and expanded response. Items not disclosed or timetables not given are not yet known or finalized. They will not be included until they have been decided. Nothing can be added until we commence commercial operations which will enable us to predict revenues and other events.

         40. Information includes a full 12-month period.

         41. – 45. Statements have been removed.

         46. No agreements exist. Cost of server operations are shown.

         47. Disclosure updated.

         48. Language inserted. See page 17.

         49. Language updated to September 30, 2006.

         50. Language re "no plan for change in control" is at page 17.

         51. Language re Mr. Lalonde's business activities at pages 17, 18 and 21.

         52. Stated at page 18.

         53. Information re Mr. Benware included at pages 17 and 18.

         54. Rental data included at page 17.

         55. Language re Mr. Wright's relationship is rewritten at pages 21, 22 and 29. See also Risk Factor on page 11.

         56. The services were offered to existing shareholders, not in connection with any sale of stock. There was no charge. Its purpose was to give them the benefit of using our system.

         57. See page 18.

         58. Section rewritten. See pages 25 – 27.

         59. Same as 58. There were no disagreements re any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         60. Exhibits attached.

         61. Requirements applicable are Regulation S-B, not S-K. See response to 59 and pages 25 – 27.

         62. Language revised. See Risk Factor, page 11 and disclosure on page 30.

         63. Same as 62. It is our opinion there was no underlying violation.

         64. With the exception of stock issued to the Company's President all transactions were sales at prices determined by negotiation with the stock purchaser. Therefore, these transactions would not be subject to guidance under SFAS 123 or EITF 96-18. The 100,000,000 shares of stock granted to our President were valued as disclosed at the end of the schedule in Note 3. As discussed in Note 3, "Because the Company's president did not have any historical cost basis in the website concept, the Company did not record an asset but rather a charge to additional paid in capital".

         65. Exhibit 10.1 filed.

         66. Revisions made.

         67. The Form 10-SB clearly shows operations in place, although no revenue has yet been realized. We own equipment and other assets equal to $273,736 as shown in the latest financial reports.

         68. See Risk Factor, page 11 and disclosure on pages 21, 22 and 27.

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.

/s/ Charles B. Jarrett, Jr.
Charles B. Jarrett, Jr.

CBJ/hma

cc:  Luke Lalonde
      Frank G. Wright
      James Baird